EXHIBIT 99.2

FirstService Announces Plan to Separate Into Two Independent Public Companies

Spin-Off Transaction Creates Two Strong Industry Leaders: Colliers International in Commercial Real Estate and New FirstService Corporation in Residential Property Management and Services

TORONTO, Feb. 10, 2015 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) ("FirstService") today announced that its Board of Directors has approved, in principle, a plan to separate FirstService into two independent publicly-traded companies – "Colliers International," one of the top three global leaders in commercial real estate and "FirstService Corporation," the North American leader in residential property management and services. After the separation, FirstService Corporation will be comprised of the current FirstService Residential and FirstService Brands divisions. Each company generates strong cash flow, has compelling growth opportunities and a long history of creating shareholder value. The spin-off transaction, which is being structured as a tax-free distribution to shareholders, will create two strong market leaders with distinct brands, customers, operating characteristics and industry dynamics:

  Colliers International has been the fastest growing commercial real estate firm in the world over the past 10 years and is ranked number 5 in the IAOP® annual list of Global Outsourcing 100 companies. It offers a full range of commercial real estate services in the United States, Canada, Europe, Australia/New Zealand, Asia and Latin America. For the year ended December 31, 2014, pro forma revenue, including contribution from acquisitions completed during the year, totalled US$1.7 billion.
  FirstService Corporation established the first North American platform in residential property management and through its portfolio of well-known and market-leading franchise brands provides a variety of property related services to residential and commercial customers. For the year ended December 31, 2014, pro forma revenue, including contribution from acquisitions completed during the year, totalled US$1.1 billion.

"With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders since becoming a publicly listed company in 1993," said Jay Hennick, Founder and Chief Executive Officer. "For more than twenty years FirstService shareholders have enjoyed a compound annual return of more than 20% on their investment. In fact, $100,000 invested in FirstService shares when we first listed is worth more than $3.2 million today," he added. "Over the past several years we continued to strengthen and grow our company, expanding operations internally and through acquisitions, extending our geographic reach, divesting non-core assets and undertaking a significant re-branding initiative all while maintaining a strong balance sheet and cash flows," he continued. "Today we are taking the next bold, but logical, step in unlocking even greater value for FirstService shareholders by separating our company into two, billion dollar public companies, Colliers International and FirstService Corporation," he concluded.

The proposed transaction will be implemented through a court-approved Plan of Arrangement (the "Arrangement") and is subject to final approval from FirstService's Board of Directors. FirstService expects that the Arrangement, when completed, will result in the establishment of a new public company that will be named FirstService Corporation ("FirstService Corporation") and the current publicly traded company called FirstService will change its name to Colliers International Group, Inc. ("Colliers International"). The Arrangement is expected to be tax free to shareholders. The intention is for both the subordinate voting shares of Colliers International and FirstService Corporation to be listed on the Toronto Stock Exchange (the "TSX") and the NASDAQ Stock Market ("NASDAQ"), consistent with the current dual listing of FirstService's subordinated voting shares. The Arrangement will also be subject to regulatory, court and shareholder approvals.

Creating two separate and independent publicly traded companies will enable each company and its shareholders to:

  Intensify its focus on core businesses and customers
  Pursue independent value creation strategies
  Implement distinct capital allocation strategies
  Attract appropriate investors and offer better comparability with publicly traded peers
  Create two different and compelling investment opportunities

Colliers International: A Global Leader in Commercial Real Estate Services

We expect Colliers International to create shareholder value by leveraging its position as a top three global leader in the dynamic commercial real estate services industry. Colliers International has a highly identified and regarded international brand, global scale, a broad portfolio of service offerings, and significant market penetration enabling continued expansion of its platform in more than 60 countries. As a standalone company, we believe that Colliers International will be able to:

  Take advantage of internal growth opportunities and industry consolidation in an industry where brand and global capabilities are key competitive advantages;
  Create a "pure play" global commercial real estate services firm that can be easily understood, evaluated, and compared to its competitors by the capital markets;
  Accelerate acquisition growth and service line diversification across all geographic regions, while considering merger opportunities on a larger scale; and
  Better retain and motivate key employees with more attractive incentives that better align their role and success with the performance of the business.

FirstService Corporation: The North American Leader in Residential Real Estate Services

We expect FirstService Corporation will create shareholder value by maintaining a leadership position in residential property management services across North America and continuing to provide property services through a network of well-known and market-leading franchise brands delivering a consistent and predictable stream of cash flows with a strong base of contracted revenue. As a standalone company, we believe FirstService Corporation will be able to:

  Focus on recurring and repeat property services primarily targeted at the residential market;
  Benefit from our scale, deep knowledge and expertise, and access to capital to create value for our clients, reinforce our service excellence culture and further extend our competitive advantages;
  Improve margins and operational effectiveness driving additional value to shareholders;
  Continue and refine its disciplined acquisition growth strategy utilizing a sharper strategic and capital allocation focused on opportunities which can provide a material operational and financial contribution; and
  Generate substantial free cash flow that will allow for reinvestment in growth opportunities and regular dividends, thereby providing an attractive total return to shareholders.

Continuity in Leadership

Upon completion of the Arrangement, shareholders are expected to benefit from the continuity in the quality of management that they have experienced to date. Jay Hennick, currently Founder and Chief Executive Officer, will serve both as Executive Chairman of Colliers International and Chairman of FirstService Corporation while John Friedrichsen, currently Chief Financial Officer, will serve as Chief Financial Officer of Colliers International. Doug Frye, currently Global President & CEO of Colliers International will retain his current role and leadership of the executive team in charge of operations as will Dylan Taylor, currently Global COO of Colliers International. Scott Patterson, currently COO, will serve as CEO of FirstService Corporation and Jeremy Rakusin, currently Vice President Strategy & Corporate Development will serve as Chief Financial Officer of FirstService Corporation.

Further details concerning the composition of the Boards of Directors of FirstService Corporation and Colliers International will be provided at a later date, though it is anticipated that substantial continuity in the composition of the current Board of Directors will be maintained.

Financial and Legal Advisors

To advise on the Arrangement, William Blair & Company has been retained as financial advisor to the Board of Directors of FirstService, while BMO Capital Markets has been retained as as Canadian equity capital markets advisor to the Company, PwC as tax advisor and Fogler, Rubinoff LLP as legal counsel.

Conference Call & Presentation

FirstService will be holding a conference call on Wednesday, February 11, 2015 at 11:00 a.m. Eastern Time to review the proposed separation, as well as to discuss its fourth quarter and full year results for 2014, which were announced in a separate press release today. FirstService has posted a presentation in the Investors / Newsroom section of its website that provides an overview of the separation. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the Investors / Newsroom section.

About FirstService

FirstService is a global leader in the rapidly growing real estate services sector, one of the largest markets in the world. FirstService manages more than 2.5 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International - one of the largest global players in commercial real estate services; FirstService Residential - North America's largest manager of residential communities; and FirstService Brands – one of North America's largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$2.7 billion in annual revenues and has more than 24,000 employees world-wide. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders since becoming a publically listed company in 1993. The subordinate voting shares of FirstService trade on the NASDAQ under the symbol "FSRV" and on the TSX under the symbol "FSV". More information is available at www.firstservice.com.

Advisory Regarding Forward-Looking Statements

Information in this press release that is not a historical fact is "forward-looking information". Words such as "plans", "intends", "outlook", "expects", "anticipates", "estimates", "believes", "likely", "should", "could", "will", "may" and similar expressions are intended to identify statements containing forward-looking information. Forward-looking information in this press release is based on current objectives, strategies, expectations and assumptions which management considers appropriate and reasonable at the time, including, but not limited to, general economic and industry growth rates, currency exchange and interest rates, competitive intensity and shareholder and regulatory approvals.

By its nature, forward-looking information is subject to risks and uncertainties which may be beyond the ability of FirstService to control or predict. The actual results, performance or achievements of Colliers International or FirstService Corporation could differ materially from those expressed or implied by forward-looking information. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: obtaining approvals, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement (including regulatory and shareholder approvals); future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; the operations and financial condition of Colliers International and FirstService Corporation as separately traded public companies, including the reduced industry and geographical diversification resulting from this separation; the impact of the Arrangement on the trading prices for, and market for trading in, the shares of FirstService, Colliers International and FirstService Corporation; the potential for significant tax liability for a violation of the tax-deferred spinoff rules; the potential benefits of the Arrangement; business cycles, including general economic conditions in the countries in which Colliers International and FirstService Corporation operate, which will, among other things, impact demand for services and the cost of providing services; the ability of each of Colliers International and FirstService Corporation to implement its business strategy, including their ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations; changes in foreign exchange rates; increased competition; credit of third parties; changes in interest rates; and the availability of financing. Additional information on certain of these factors and other risks and uncertainties that could cause actual results or events to differ from current expectations can be found in FirstService's Annual Information Form for the year ended December 31, 2013 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Certain risks and uncertainties specific to the proposed Arrangement, Colliers International and FirstService Corporation will be further described in the information circular to be mailed in advance of the shareholder meeting at which the Arrangement will be considered. Other factors, risks and uncertainties not presently known to FirstService or that FirstService currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking information.

Readers are cautioned not to place undue reliance on statements containing forward-looking information that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. FirstService disclaims any obligation or intention to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

CONTACT: COMPANY CONTACTS:

         Jay S. Hennick
         Founder & CEO
         (416) 960-9500

         John B. Friedrichsen
         Senior Vice President & CFO
         (416) 960-9500